Exhibit 15.2

Hutchison 3G UK Holdings Limited

Consolidated Financial Statements

Years Ended 31 December 2002 and 2001

Contents

Report of the Independent Accountants	1

Consolidated Profit and Loss Accounts	2

Balance Sheets	3

Consolidated Cash Flow statements	4

Notes to the Consolidated Financial Statements	5

PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH

Report of Independent Auditors

To the Board of Directors and Shareholders of

Hutchison 3G UK Holdings Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated profit and loss accounts and consolidated statements of cash flows present fairly, in all material respects, the financial position of Hutchison 3G UK Holdings Limited and its subsidiary at 31 December 2002 and 31 December 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles which, as described in Note 1, are generally accepted in the United Kingdom. These consolidated financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these consolidated financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the United Kingdom vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the loss for the year for each of the two years in the period ended 31 December 2002 and the determination of equity shareholders’ funds at 31 December 2002 and 2001 to the extent summarised in Note 26 to the consolidated financial statements.

As discussed in Note 1 to the consolidated financial statements, the Group changed its method of accounting for deferred taxes in 2002 in accordance with accounting principles generally accepted in the United Kingdom. The adoption of FRS 19 had no impact on the results of the Group.

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors

London

England

15 May 2003, except for Note 27, as to which the date is 5 September 2003

Hutchison 3G UK Holdings Limited

Consolidated Profit and Loss Accounts

	Notes	2002 £000	2001 £000
Turnover		—	—

Administrative expenses	2	(125,627)	(42,162)

Operating loss		(125,627)	(42,162)
Interest receivable and similar income	6	432	1,087
Interest payable and similar charges	7	(23,702)	(4,596)

Loss on ordinary activities before taxation		(148,897)	(45,671)
Tax on loss on ordinary activities	8	—	—

Loss on ordinary activities after taxation		(148,897)	(45,671)

Loss for the year	18	(148,897)	(45,671)

The results relate to activities, which are continuing. The principal activity of the subsidiary is the development of the infrastructure and services necessary to provide third generation mobile video multi media and communication services in the UK.

The Group has no recognised gains or losses other than the loss for the year as shown above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the loss on ordinary activities before taxation and the retained loss for the year stated above and their historical cost equivalents.

The notes on pages 5 to 26 form an integral part of these financial statements.

Hutchison 3G UK Holdings Limited

Balance Sheets

		Group		Company
		2002	2001	2002	2001
	Notes	£000	£000	£000	£000
Fixed assets
UMTS and other licences	9	4,481,598	4,481,598	—	—
Tangible fixed assets	10	1,298,394	390,587	—	—
Investments	11	—	—	4,445,487	4,445,487

		5,779,992	4,872,185	4,445,487	4,445,487

Current assets
Stock	12	61,784	32,585	—	—
Debtors	13	115,416	42,456	—	—
Cash at bank and in hand		—	544	—	—

		177,200	75,585	—	—

Creditors
Amounts falling due within one year	14	(336,208)	(135,941)	—	—

Net current liabilities		(159,008)	(60,356)	—	—

Total assets less current liabilities		5,620,984	4,811,829	4,445,487	4,445,487

Creditors
Amounts falling due after more than one year	15	(1,398,358)	(440,306)	—	—

Net assets		4,222,626	4,371,523	4,445,487	4,445,487

Capital and reserves
Called up share capital	17	4,445,487	4,445,487	4,445,487	4,445,487
Profit and loss account	18	(222,861)	(73,964)	—	—

Equity shareholders’ funds	19	4,222,626	4,371,523	4,445,487	4,445,487

Hutchison 3G UK Holdings Limited

Consolidated Cash Flow Statements

	Notes	2002 £000	2001 £000
Net cash outflow from operating activities	20	(52,540)	(50,833)

Returns on investments and servicing of finance
Interest received		432	1,095
Interest paid		(70,975)	(30,530)
Issue costs of loans		—	(70,685)

Net cash outflow from returns on investments and servicing of finance		(70,543)	(100,120)

Capital expenditure and financial investment
Purchase of tangible fixed assets		(818,426)	(307,088)

Purchase of licences		(10,800)	(4,500)

Net cash outflow from capital expenditure and financial investment		(829,226)	(311,588)

Net cash outflow before financing		(952,309)	(462,541)

Financing
Increase in borrowings	22	950,917	444,881

Net cash inflow from financing		950,917	444,881

Net decrease in cash	21	(1,392)	(17,660)

Reconciliation to net debt		2002 £000	2001 £000
Net debt at 1 January 2001		(419,062)	(24,577)
Decrease in net cash	21	(1,392)	(17,660)
Other non-cash items	21	(20,635)	(2,629)
Movement in borrowings	21	(950,917)	(374,196)

Net debt at 31 December 2002	21	(1,392,006)	(419,062)

The notes on pages 5 to 26 form an integral part of these financial statements.

Hutchison 3G UK Holdings Limited

Notes to the consolidated financial statements for the year ended 31 December 2002 and 31 December 2001

1	Accounting Policies

(a)	Basis of accounting

The consolidated financial statements have been prepared under the historical cost convention and in accordance with applicable UK accounting standards. A summary of the significant accounting policies, which have been applied consistently, is set out below. In addition in 2002, the Group adopted Financial Reporting Standards (“FRS”) 19, Deferred Tax. The adoption of FRS 19 had no impact on the results of the Group.

The basis of preparation of the consolidated financial statements under UK Generally Accepted Accounting Principles (“GAAP”) differs in certain respects from US GAAP. The main differences between UK GAAP and US GAAP which affect the Group’s consolidated net losses and consolidated equity shareholders’ funds are set out in Note 26 to the consolidated financial statements.

(b)	Basis of consolidation

The consolidated financial statements for the year ended 31 December 2002 and 31 December 2001 consolidate the accounts of Hutchison 3G UK Holdings Limited (“the Company”) and its subsidiary undertaking, Hutchison 3G UK Limited, together named (“the Group”).

(c)	Research and development

Expenditure on research and development is charged to the profit and loss account in the year in which it is incurred with the exception of expenditure on the development of products and services where the outcome of those projects are assessed as being reasonably certain as regards commercial viability and technical feasibility. As at 31 December 2002 and 31 December 2001, no development expenditure has been capitalised.

(d)	Pension costs

The Group contributes to a defined contribution personal pension plan in respect of its employees. Pension costs are charged to the profit and loss account in the year to which the contributions relate.

Hutchison 3G UK Holdings Limited

Notes to the consolidated financial statements for the year ended 31 December 2002 and 31 December 2001

Accounting Policies (continued)

(e)	Foreign currency transactions

Transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Monetary assets or liabilities denominated in foreign currencies, which are held at the end of the year, are translated at the year-end rate of exchange. Exchange differences on monetary items are taken to the profit and loss account.

(f)	UMTS and other licences

The Universal Mobile Telecommunication System (“UMTS”) and other licences are stated at cost less accumulated amortisation.

Amortisation is charged on a straight-line basis from the commencement of service of the network determined in relation to the development of the network infrastructure.

In accordance with FRS 10 and FRS 11, regular reviews are conducted on the licences’ carrying values and where impairment is judged to have occurred a provision is made for diminution in value and charged to the profit and loss account in that period.

(g)	Fixed assets and depreciation

Tangible fixed assets are stated at cost of acquisition or at construction cost, less accumulated depreciation.

The cost of fixed assets includes only those costs directly attributable to bringing the asset into working condition for its intended use, including associated borrowing costs.

Assets held under leases or other arrangements, which confer rights and obligations similar to those attaching to owned assets, are capitalised as tangible fixed assets.

Tangible fixed assets are depreciated on a straight-line basis over their estimated useful lives from the time they are brought into use at the following rates:

Leasehold improvements	over the lease term or the useful life if shorter
Plant and equipment	10% - 33.3%

Payments on account and assets in the course of construction are not depreciated.

In accordance with FRS 11 tangible fixed assets are tested for impairment if and when an event that might adversely affect their values has occurred. Where impairment is judged to have occurred a provision is made for diminution in value, and charged to the profit and loss account in that period.

Hutchison 3G UK Holdings Limited

Notes to the consolidated financial statements for the year ended 31 December 2002 and 31 December 2001

Accounting Policies (continued)

(h)	Leased assets

Where the Group has substantially all the risks and rewards of ownership of an asset subject to lease, that lease is treated as a finance lease with the equivalent cost recorded as both a fixed asset and a liability. Depreciation is provided in line with the Group accounting policy for the underlying assets. Finance charges, included in interest, are allocated over each lease to produce a constant rate of charge on the outstanding balance.

All other leases are accounted for as operating leases and the rental costs are charged to the profit and loss account on a straight-line basis over the term of the lease.

(i)	Deferred taxation

Deferred tax is provided in full on all timing differences, which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

(j)	Finance costs

Costs incurred in raising debt finance are deducted from the amount raised and amortised over the life of the debt facility to produce a constant rate of charge.

(k)	Stock

Stock is valued at lower of cost and net realisable value. Cost includes expenditure which has been incurred in the normal course of business in bringing the product or service to its present location and condition.

Hutchison 3G UK Holdings Limited

Notes to the consolidated financial statements for the year ended 31 December 2002 and 31 December 2001

2	Administrative expenses (including amounts capitalised)

	2002 £000	2001 £000
Administrative expenses has been stated after charging:

Staff costs (note 4)	109,031	61,935
Auditors’ remuneration (Company: £11,000 (2001: £3,000))	210	296
Amounts paid to auditors in respect of non audit work	1,406	5,180
Depreciation (note 10)	16,355	6,083
Operating lease expenditure – plant & machinery	2,608	1,868
Operating lease expenditure – other	34,838	14,536
Research and development	1,093	1,407

A proportion of these costs has been capitalised in accordance with the Group’s accounting policies set out on pages 5 to 7.

Audit fees relating to the Company were borne by its subsidiary, Hutchison 3G UK Limited.

3	Directors’ emoluments

	2002 £000	2001 £000
Aggregate emoluments	996	314
Pension contributions	103	25

	1,099	339

The above emoluments, including pension contributions under a money purchase scheme, were paid to one director, who was also the highest paid director.

4	Staff costs (including amounts capitalised)

	2002 £000	2001 £000
Wages and salaries	91,631	52,331
Social security costs	11,408	6,380
Pension costs	5,992	3,224

	109,031	61,935

A proportion of these costs has been capitalised in accordance with the Group’s accounting policies set out on pages 5 to 7.

Hutchison 3G UK Holdings Limited

Notes to the consolidated financial statements for the year ended 31 December 2002 and 31 December 2001

5	Employee information

The year-end number of people (including executive directors) employed permanently by the Group was:

	2002 Number	2001 Number
Operations	1,614	1,176
Administration	391	213

	2,005	1,389

The average monthly number of people employed during the year was 1,762 (2001: 937).

6	Interest receivable and similar income

	2002 £000	2001 £000
Interest receivable from bank deposits	432	1,087

7	Interest payable and similar charges

	2002 £000	2001 £000
Interest payable on amount due to a group undertaking	8,436	1,700
Interest payable on other loans	20,455	3,434
Interest payable on bank loans and overdrafts	64,730	10,979

	93,621	16,113
Finance costs capitalised	(69,919)	(11,517)

	23,702	4,596

8	Tax on loss on ordinary activities

	2002 £000	2001 £000
Provision for the year:

Corporation tax charged at 30%	—	—

Hutchison 3G UK Holdings Limited

Notes to the consolidated financial statements for the year ended 31 December 2002 and 31 December 2001

8	Tax on loss on ordinary activities (continued)

There is no tax charge arising in the year as no chargeable profits were made.

The Group adopted FRS 19, Deferred Tax in 2002. The Group has an unrecognised deferred tax asset of approximately £82,278,000 (2001: £38,906,000) in respect of losses which will be recoverable when sufficient future taxable profits have been earned.

9	UMTS and other licences

Group	UMTS licence £000	Other licences £000	Total £000
Cost
At 1 January 2002	4,445,598	36,000	4,481,598

At 31 December 2002	4,445,598	36,000	4,481,598

Amortisation
At 1 January 2002	—	—	—
Charge for the year	—	—	—

At 31 December 2002	—	—	—

Net book value
At 31 December 2002	4,445,598	36,000	4,481,598

At 31 December 2001	4,445,598	36,000	4,481,598

Included in the UMTS licence is the cost of a UK UMTS licence and associated bid costs. Other licences relate to the rights to distribute content.

The UMTS licence acquired in 2000 to operate third generation mobile services in the United Kingdom provides an allocation of frequency spectrum and the right to deliver voice, data and other services to mobile users for 21 years, expiring on 31 December 2021.

In accordance with FRS 10 and FRS 11, the Group has reviewed the carrying value of the licence based on management’s expectation of future economic, commercial and operating conditions in the United Kingdom (UK) third generation mobile video multi media and communication market. The value in use has been derived from discounted cash flow projections; such projections cover a ten year period as management of the Group consider that the growth in the business will exceed the average growth rate for the UK over ten years. After the ten year period, the projections use a long-term growth rate compatible with projections for the UK.

While the cash flow projections and the discount rate applied to the cash flows are based upon management’s best estimates, these estimates are subject to uncertainty. The actual outcome may differ and management’s estimates may alter to reflect changes in the economic, commercial and operating environment. The directors have concluded that no provision for impairment is required at 31 December 2002.

Hutchison 3G UK Holdings Limited

Notes to the consolidated financial statements for the year ended 31 December 2002 and 31 December 2001

10	Tangible fixed assets

	Leasehold improvements £000	Plant and equipment £000	Payments on account and assets in the course of construction £000	Total £000
Cost
At 1 January 2002	14,645	23,321	359,065	397,031
Additions	18,827	19,163	886,172	924,162
Disposals	—	—	—	—

At 31 December 2002	33,472	42,484	1,245,237	1,321,193

Depreciation
At 1 January 2002	(573)	(5,871)	—	(6,444)
Charge for the year	(1,747)	(14,608)	—	(16,355)
Disposals	—	—	—	—

At 31 December 2002	(2,320)	(20,479)	—	(22,799)

Net book value
At 31 December 2002	31,152	22,005	1,245,237	1,298,394

At 31 December 2001	14,072	17,450	359,065	390,587

Assets in the course of construction include assets held under a capital lease with a cost on 31 December 2002 of £32,000,000 (31 December 2001: £32,000,000). Aggregate finance costs capitalised relating to expenditure incurred on construction and development of tangible fixed assets amounts to £81,436,000 (2001: £11,517,000).

11	Investments

Investments in subsidiary undertakings

Company	Shares	Loans	Total
	2002 £000	2002 £000	2002 £000
Cost

At 1 January 2002 and at 31 December 2002	—	4,445,487	4,445,487

The Company owns 100% of the issued ordinary shares of Hutchison 3G UK Limited.

The principal activity of the subsidiary is the development of the infrastructure and services necessary to provide third generation mobile video multi media and communication services in the UK.

Hutchison 3G UK Holdings Limited

Notes to the consolidated financial statements for the year ended 31 December 2002 and 31 December 2001

12	Stock

	2002 £000	2001 £000
Group
Finished goods	122	—
Payments on account	61,662	32,585

	61,784	32,585

13	Debtors - due within one year

	2002 £000	2001 £000
Group
Amounts owed by group undertakings	25,923	1,740
Other debtors	41,573	12,620
Prepayments and deferred expenditure	47,920	28,096

	115,416	42,456

Amounts owed by group undertakings are unsecured and receivable on normal commercial terms.

14	Creditors - amounts falling due within one year

	2002 £000	2001 £000
Group
Bank loans and overdraft	848	—
Trade creditors	124,690	35,182
Amounts due to group undertakings	16,743	2,317
Taxation and social security	4,034	3,008
Other creditors	49,904	6,784
Accruals	139,989	88,650

	336,208	135,941

Amounts due to group undertakings are unsecured and settled on normal commercial terms.

Hutchison 3G UK Holdings Limited

Notes to the consolidated financial statements for the year ended 31 December 2002 and 31 December 2001

15	Creditors – amounts falling due after more than one year

	2002 £000	2001 £000
Group
Amount due to a group undertaking	162,002	46,542
Bank loans	895,204	276,625
Other loans	333,952	96,439
Other creditors	7,200	20,700

	1,398,358	440,306

The Group has reached agreement with its lenders to extend the current £3.2 billion interim finance facility for an additional year. The facility is available through to March 2005. See note 27 for further details.

Bank loans, other loans and amount due to a group undertaking are secured by fixed and floating charges over the assets of Hutchison 3G UK Holdings Limited.

Other creditors include:

£7,200,000 payable in more than one year, but not more than two years

16	Loans, other borrowings and financial instruments

The Group is subject to a number of financial risks that arise as a result of its activities.

To manage and limit the effects of those financial risks, the Group operates a centralised treasury function which manages both the working capital and capital expenditure requirements of the Group.

The most significant treasury exposures faced by the Group are raising finance and managing interest rate positions. Regular reports are provided to senior management and treasury operations are subject to periodic reviews.

The Group’s financial instruments comprise borrowings and cash.

It is, and has been throughout the year to 31 December 2002, the Group’s policy not to undertake speculative trading in financial instruments.

Short-term debtors and creditors

Except for disclosures under currency exposure below, the following financial information excludes the Group’s short-term debtors and creditors.

Hutchison 3G UK Holdings Limited

Notes to the consolidated financial statements for the year ended 31 December 2002 and 31 December 2001

16	Loans, other borrowings and financial instruments (continued)

Liquidity Risk

Group policy is to use long-term debt instruments. It has raised debt from its shareholders, banks and other financial institutions.

Maturity of debt	2002 £000	2001 £000
Amounts due to a group undertaking
In more than two years, but not more than five years	162,002	46,542
Bank and other loans
In more than two years, but not more than five years	1,229,156	373,064

	1,391,158	419,606

Interest Rate Risk

The Group is exposed to interest rate risk on its short-term deposits and long term debt instruments.

Given the relatively low impact that interest rates have on the viability of the Group and attainable interest rates, the Group has decided not to hedge its planned borrowings at this stage. The Group will continue to monitor interest rate movements and trends and should hedging become advantageous the instruments used would depend on their relative attractiveness at the time.

Loans and other borrowings payable on 30 March 2005 as set out above carry an interest rate of LIBOR plus 2%. (2001: LIBOR plus 1.75%).

Currency Risk

The Group has minimal currency exposure as its financing and operations are denominated in sterling. Currency exposures will be hedged when it is considered appropriate.

The currency exposure of the Group’s financial liabilities, including short-term debtors and creditors was:

Currency	2002 £000	2001 £000
United States Dollars	8,348	(40,890)
Euro	(310)	—
Other	(8)	(10)

	8,030	(40,900)

Hutchison 3G UK Holdings Limited

Notes to the consolidated financial statements for the year ended 31 December 2002 and 31 December 2001

16	Loans, other borrowings and financial instruments (continued)

Concentrations of credit risk

Financial instruments which potentially subject the Group to concentration of credit risk consist principally of cash. Management believes the concentration of credit risk associated with the Group’s cash is mitigated by the fact that these amounts are placed in what management believes to be high quality financial institutions. The Group has not experienced any losses to date on its deposited cash.

Fair value of financial instruments

The fair value of long-term amounts due to group undertakings, bank loans and other loans, approximates to the carrying value reported in the balance sheet as they are at floating rates. The fair value of other creditors is equivalent to its carrying value, as it does not incur interest.

17	Called up share capital

	2002 £000	2001 £000
Group and Company
Authorised:
5,000,000,000 ordinary shares of £1 each	5,000,000	5,000,000
Allotted and fully paid:
4,445,486,753 ordinary shares of £1 each	4,445,487	4,445,487

Potential issues of ordinary shares

Certain employees hold options to subscribe for shares in the Company at prices ranging from 100p to 135p under the share option scheme, which is subject to compliance with applicable legal and regulatory requirements of the Company and any of its parent companies, approved by shareholders in April 2001. The number of shares subject to options, the years in which they were granted and the years in which they may be exercised are given below:

Year of grant	Exercise price	2002 Number	2001 Number
2001	100p	27,998,500	33,605,500
2001	135p	109,170,000	138,296,000
2002	135p	13,696,750	—

Options issued under the scheme will vest and be exercisable partly on the initial public offering of shares in the Company and partly at predetermined dates thereafter. The expiry date for these options is 20 April 2011.

Hutchison 3G UK Holdings Limited

Notes to the consolidated financial statements for the year ended 31 December 2002 and 31 December 2001

18	Profit and loss account

	2002 £000	2001 £000
Group
Balance at the beginning of the year	(73,964)	(28,293)
Loss for the year	(148,897)	(45,671)

Retained losses at 31 December 2002	(222,861)	(73,964)

19	Reconciliation of movements in equity shareholders’ funds

	2002 £000	2001 £000
Group
Balance at the beginning of the year	4,371,523	4,417,194
Loss for the year	(148,897)	(45,671)

Equity shareholders’ funds at 31 December 2002	4,222,626	4,371,523

Company
Balance at the beginning of the year	4,445,487	4,445,487
Loss for the year	—	—

Equity shareholders’ funds at 31 December 2002	4,445,487	4,445,487

20	Reconciliation of operating loss to net cash outflow from operating activities

	2002 £000	2001 £000
Group
Operating loss	(125,627)	(42,162)
Depreciation	16,355	6,083
Increase in stocks	(29,220)	(32,585)
Increase in debtors	(74,426)	(17,973)
Increase in creditors	160,378	35,804

Net cash outflow from operating activities	(52,540)	(50,833)

Hutchison 3G UK Holdings Limited

Notes to the consolidated financial statements for the year ended 31 December 2002 and 31 December 2001

21	Analysis of movement in net debt

	At 1 January 2002 £000	Cash flow £000	Other non-cash charges £000	At 31 December 2002 £000
Cash at bank and in hand	544	(1,392)	—	(848)

Debts due after one year	(419,606)	(950,917)	(20,635)	(1,391,158)
Debts due within one year	—	—	—	—

Net debt	(419,062)	(952,309)	(20,635)	(1,392,006)

Other non-cash charges represents the amortisation of the banking facility application fees paid in 2001.

Fair value of financial instruments

The fair value of cash at bank and on hand is equivalent to the carrying value reported in the balance sheet.

22	Movement in borrowings

£000
Group
Due within one year	—
Due after one year	950,917

Increase in borrowings	950,917

Cash inflow	950,917

Hutchison 3G UK Holdings Limited

Notes to the consolidated financial statements for the year ended 31 December 2002 and 31 December 2001

23	Operating lease commitments

At 31 December 2002, the Group had lease agreements in respect of land and buildings, office equipment, and motor vehicles for which the payments extend over a number of years.

	Land & buildings 2002 £000	Office equipment 2002 £000	Motor vehicles 2002 £000	Total 2002 £000	Land & buildings 2001 £000	Office equipment 2001 £000	Motor vehicles 2001 £000	Total 2001 £000
Annual commitments under non cancellable operating leases expiring:
Within one year	997	4	132	1,133	3,429	—	7	3,436
Within two to five years	616	6	1,710	2,332	260	8	1,234	1,502
After five years	34,984	—	—	34,984	11,743	—	—	11,743

	36,597	10	1,842	38,449	15,432	8	1,241	16,681

24	Pensions

The Group operates a defined contribution personal pension plan. The pension plan is voluntary. Group employees have the option to join the scheme on the commencement date of employment.

	2002 £000	2001 £000
Pension costs	5,992	3,224

At 31 December 2002, the pension contribution payable was £519,000 (2001: £974,000).

25	Capital commitments

At 31 December 2002, the Group had contracted capital commitments of £367,323,000 (2001: £487,713,000) which relate to the development of the infrastructure and services to provide third generation mobile video multi media and communication services in the UK.

Hutchison 3G UK Holdings Limited

Notes to the consolidated financial statements for the year ended 31 December 2002 and 31 December 2001

26	Differences between UK GAAP and US GAAP

The financial statements of the Group have been prepared in conformity with UK GAAP which differs in certain significant respects from US GAAP. These differences have a significant effect on the net loss and the composition of shareholders’ equity and are described below.

Summary of adjustments to net loss and equity shareholders’ funds

	2002 £000	2001 £000
Loss for year under U.K. GAAP	(148,897)	(45,671)
U.S. GAAP adjustments:
Software development costs (i)	(4,609)	(4,397)
Network rollout costs (ii)	(37,407)	(8,314)
Capitalised finance costs (iii)	(8,274)	(841)
Finance costs (iv)	(262)	(215)

Loss for year under U.S. GAAP	(199,449)	(59,438)

Ordinary shares used in calculation of basic and diluted loss per share (‘000)	4,445,487	4,445,487

Basic and diluted loss per share	£(0.04)	£(0.01)

	2002 £000	2001 £000
Equity shareholders’ funds under U.K. GAAP	4,222,626	4,371,523
U.S. GAAP adjustments:
Software development costs (i)	(9,006)	(4,397)
Network rollout costs (ii)	(45,721)	(8,314)
Capitalised finance costs (iii)	(9,115)	(841)
Finance costs (iv)	2,523	2,785

Equity shareholders’ funds under U.S. GAAP	4,161,307	4,360,756

Hutchison 3G UK Holdings Limited

Notes to the consolidated financial statements for the year ended 31 December 2002 and 31 December 2001

(i)	Software development costs

Under UK GAAP, FRS 10, Goodwill and Intangible Assets, provides that internal costs incurred in the development of computer software for internal use should be capitalised as part of the cost of the related hardware where they are directly attributable to bringing a computer system into working condition for its intended use in the business. Hence, relevant costs incurred in development of software for internal use are capitalised under UK GAAP.

AICPA Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (“SoP 98-1”) requires costs that are incurred in the preliminary project stage to be expensed as incurred. Once certain criteria relating to the development of the software have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software; payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project (to the extent of the time spent directly on the project); and interest costs incurred when developing computer software for internal use should be capitalised. It is not permitted to capitalise costs incurred in the preliminary stage once the project has moved into the development stage. The difference relates to the capitalisation under UK GAAP of directly attributable costs incurred in the preliminary stage on projects which have progressed to the development stage. Both UK and US GAAP require amortisation of amounts capitalised once the internal use software enters service.

The total amount of software developed for internal use under US GAAP was £9,006,000 at 31 December 2002 (2001: £4,397,000). As noted above, under UK GAAP these costs are classified as tangible fixed assets. Under US GAAP these costs are capitalised as intangible fixed assets.

(ii)	Network rollout costs

In accordance with FRS 15 Tangible Fixed Assets, those costs which are directly incremental and attributable to bringing fixed assets into working condition for their intended use are capitalised as part of the cost of constructing the tangible fixed asset. Under US GAAP the guidance in respect of fixed assets is similar. However, it is industry practice that certain costs which are capitalised under UK GAAP are expensed as incurred. In particular, costs associated with the acquisition of real estate site related costs and certain other administrative costs associated with the rollout of the network are expensed as incurred. Accordingly, those real estate site related costs and administrative costs have been expensed for the purposes of US GAAP.

(iii)	Capitalised finance costs

Under UK GAAP, FRS 15 permits finance costs that are directly attributable to the construction of tangible fixed assets to be capitalised as part of the cost of those assets. As set out in note 1, the Group has allocated a proportion of the period’s finance costs incurred in relation to relevant spend on fixed assets in the course of construction. The total finance costs include a component relating to commitment fees. Under US GAAP, Statement of Financial Accounting Standards 34 (“FAS 34”) permits the capitalisation of finance costs as an element of the historic cost of an asset when a period of time is required to bring it to the condition and location necessary for its intended use. This may be determined from specific new borrowings associated with the asset or at a rate determined by a weighted average technique. However, capitalisation of finance costs associated with undrawn facilities, such as commitment fees, do not qualify for capitalisation under US GAAP.

Hutchison 3G UK Holdings Limited

Notes to the consolidated financial statements for the year ended 31 December 2002 and 31 December 2001

(iv)	Finance costs

In connection with arranging financing for the purchase of the 3G licence the company incurred a co-ordination fee of £3,000,000 in November 2000. The UK Companies Act prohibits carrying forward issuance costs as an asset. They may only be capitalised and offset against debt. Accordingly, during the year ended 31 December 2000, this fee was expensed because the loan was not finalised until March 2001. Under US GAAP, this co-ordination fee should be capitalised and amortised over the life of the loan. In addition, in accordance with FAS 34 as set out under note (iii) above, a proportion of these finance costs are capitalised as part of the cost of bringing the asset into the condition and location necessary for its intended use.

Under UK GAAP unamortised issue costs are netted against the associated funding. Under US GAAP unamortised issue costs are disclosed as a debtor. The total amount of issuance costs netted against debt for UK GAAP purposes was £47,420,000 at 31 December 2002 (2001: £68,056,000).

(v)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect; reported amounts of assets and liabilities, disclosure and valuation of contingent assets and liabilities and the reported amounts of income and expenditure. Actual results may differ from estimates included in the financial statements.

(vi)	Development stage company

Hutchison 3G UK Holdings Limited is a development stage company as defined by FAS 7, Accounting and Reporting by Development Stage Enterprises. The additional disclosure of cumulative data required by FAS 7 does not form part of the core financial statement requirements and accordingly has not been included within this reconciliation. The principal activities of the Group to date have been the development and rollout of its third generation (3G) network and the integration of its systems. The key focus of the business in 2002 has been to finalise the deployment of the network, integrate the systems, complete final user testing and prepare for commercial launch and operation of its 3G business in 2003.

Hutchison 3G UK Holdings Limited

Notes to the consolidated financial statements for the year ended 31 December 2002 and 31 December 2001

Consolidated statement of cash flows

The Consolidated Statements of Cash Flows presented under UK GAAP have been prepared in accordance with FRS 1 (revised) Cash Flow Statements, and present substantially the same information as required under FAS 95, Statement of Cash Flows. There are certain differences from UK GAAP with regard to the classification of items within the cash flow statements and with regard to the definition of cash and cash equivalents.

In accordance with FRS 1 (revised), cash flows are prepared separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. US GAAP, however, requires only three categories of cash flow activity to be reported. Under FAS 95 cash flows are classified under operating activities (including cash flows from taxation and returns on investments and servicing of finance), investing activities and financing activities.

Under FRS 1 (revised) cash is defined as cash on hand and deposits repayable on demand, less overdrafts repayable on demand. Under FAS 95, cash and cash equivalents are defined as cash and investments with original maturities of three months or less. Cash and cash equivalents do not include bank overdrafts.

A summary of the Group’s operating, investing and financing activities classified in accordance with US GAAP is presented below:

	2002 £000	2001 £000
Net cash outflow-from operating activities	(123,083)	(150,953)
Net cash used in investing activities	(829,226)	(311,588)
Net cash provided by financing activities	950,917	444,881

Net decrease in cash and cash equivalents	(1,392)	(17,660)

Cash at beginning of period	544	18,204

Cash at end of period	(848)	544

Hutchison 3G UK Holdings Limited

Notes to the consolidated financial statements for the year ended 31 December 2002 and 31 December 2001

Deferred tax

Under UK GAAP in accordance with FRS 19 Deferred Tax, deferred tax is provided in full on all timing differences, which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise, based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. It is the Company’s policy that deferred tax assets and liabilities are not discounted.

Under US GAAP, deferred tax is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognised for all differences between the financial and tax bases of assets and liabilities and for tax loss carry forwards at the statutory rate when they are expected to be utilised, including the enacted change in future rates. Deferred tax assets are recognised only if their realisation is considered more likely than not. Valuation allowances are provided against all deferred tax assets to the extent that realisation of the assets is not likely.

A summary of the Group’s deferred tax position in accordance with UK and US GAAP is presented below:

	2002 £000	2001 £000
Deferred tax asset in financial statements (U.K. GAAP)
Tax effects of timing differences:
Tax losses	82,278	38,906
Capital allowances and other timing differences	—	—

Gross deferred tax assets under U.S. GAAP	82,278	38,906
Deferred tax valuation allowance	(82,278)	(38,906)

Net deferred tax assets under U.S. GAAP	—	—

Hutchison 3G UK Holdings Limited

Notes to the consolidated financial statements for the year ended 31 December 2002 and 31 December 2001

27	Post balance sheet events

The Group has reached agreement with its lenders to extend the current £3.2 billion interim finance facility for an additional year. The facility is available through to March 2005. At the same time as the Group agreed the extension of its banking facility, it also renegotiated its banking covenants from 2003 to the end of the banking facility.

Additionally, in May 2003, the Group has received an additional £1 billion funding as loans from certain of its shareholders.

On 2 June 2003, Hutchison Whampoa Limited (“HWL”), the Group’s ultimate parent company instituted court proceedings in the UK against KPN Mobile N.V. (“KPNM”), one of the Group’s minority shareholders over a dispute regarding KPNM’s breach of contract in its failure to advance the sum of £150 million to Hutchison 3G UK Holdings Limited, being KPNM’s pro rata contribution to a funding call for an aggregate amount of £1 billion made by Hutchison 3G UK Holdings Limited on its shareholders dated 11 March 2003. HWL seeks declaratory orders from the court that Hutchison 3G UK Holding Limited’s funding call was valid and that KPNM is in breach of its obligations under the shareholders’ agreement between HWL and KPNM dated 12 July 2000 in failing to comply with the call on it. HWL also claims damages against KPNM. KPNM disputes the validity of the funding call. KPNM further asserts that HWL has breached the shareholders’ agreement by approving, and providing funding in response to, the funding call of 11 March 2003, and seeks to require HWL to purchase all of KPNM’s shares in Hutchison 3G UK Holdings Limited. The hearing of the dispute is scheduled to start in November 2003.

Hutchison 3G UK Holdings Limited has been joined in this action taken by KPNM as a matter of form for the purposes of providing full disclosure in the proceedings. No relief is sought against Hutchison 3G UK Holdings Limited and the directors do not believe that the Group will face any material financial exposure from this litigation.

Hutchison 3G UK Holdings Limited

Notes to the consolidated financial statements for the year ended 31 December 2002 and 31 December 2001

28	Related party transactions

Transactions with companies in the Hutchison Whampoa Limited group, all of which are under common control, are shown below.

	Balances at 31 Dec 2001 £000	Profit & loss account transactions £000	Balance sheet transactions £000	Balances at 31 Dec 2002 £000
Company
Hutchison Whampoa Limited	64	—	—	—
Hutchison International Limited	—	—	(3,600)	(3,374)
Hutchison Telecommunications International Limited	12	—	18	31
Hutchison 3G Europe Investments S.à r.l.	(53,271)	2,030	(109,654)	(164,956)
Hutchison 3G Austria GmbH	206	—	9	9
Hutchison 3G Italia S.p.A.	(29)	—	45	75
Hi3G Access AB	164	—	5	158
Hutchison Whampoa Europe Investments S.à r.l.	35	—	25	55
Hutchison Telecommunications (Australia) Limited	43	—	(18)	—
Hutchison 3G Australia Pty Limited	—	—	274	274
Hutchison Whampoa 3G IP S.à r.l.	(8,167)	—	28,285	20,118
Hutchison Whampoa (Europe) Limited	(2,287)	—	—	(2,287)
Hutchison Whampoa 3G Procurement S.à r.l.	(32,585)	—	(22,705)	(10,415)
Hutchison 3G Enterprises S.à r.l.	—	—	3,328	3,328
Hutchison Whampoa Three G Enterprises (Bahamas) Limited	1,039	—	(372)	667
Hutchison Whampoa 3G Content S.à r.l.	—	—	(358)	(358)
Hutchison 3G Ireland Limited	—	—	56	56
Hutchison CAT Wireless MultiMedia Limited	—	—	(41)	(41)
Hutchison Tele-Services (India) Pvt Limited	—	—	(1,998)	(267)
Hutchison Whampoa Properties (Europe) Limited	—	—	(64)	—
Powwow Limited	—	8	—	—

Within Hutchison 3G Europe Investments S.à r.l. is a loan of £166,107,000 to the Group (2001: £54,423,000) which is part of the £3.2 billion interim financing facility comprising financing from banks, vendors and internal resources from Hutchison Whampoa Limited group. Included in the finance costs of £8,182,000 (2001: £9,377,000) paid to Hutchison 3G Europe Investments S.à r.l., £2,030,000 (2001: £1,700,000) has been recognised as profit and loss transactions during the year.

Hutchison 3G UK Holdings Limited

Notes to the consolidated financial statements for the year ended 31 December 2002 and 31 December 2001

29	Ultimate Parent Undertaking

The immediate parent company is Hutchison 3G UK Investments S.à r.l. a company incorporated in Luxembourg, which owns approximately 50.1% of the share capital and voting rights of the Company.

Hutchison Whampoa Limited, a company listed on The Stock Exchange of Hong Kong Limited and incorporated in Hong Kong, is the smallest and largest group to consolidate these accounts, and is the Company’s ultimate parent undertaking and owns, through Hutchison 3G UK Investments S.à r.l. and other Hutchison Whampoa Limited group companies, 65% of the share capital and voting rights of this Group.

Copies of the group accounts of Hutchison Whampoa Limited may be obtained from the Company Secretary at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong.